UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 2, 2012

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

March 2, 2012

To whom it may concern

Mizuho Financial Group, Inc.

Re: Management Changes for the Mizuho Financial Group

Mizuho Financial Group, Inc. hereby announces changes in the directors, corporate auditors and executive officers (including changes in their areas of responsibility) of the following entities within the Group :

Mizuho Financial Group, Inc.

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

Tel: +81-(0)3-5224-2026 Public Relations Office Corporate Communications Mizuho Financial Group, Inc.

【Mizuho Financial Group, Inc. (MHFG)】

Name	New Position (effective as of April 1, 2012)	Current Position

Mr. Tatsufumi Sakai	Executive Officer General Manager of Group Planning Division	—

Mr. Mitsuo Ootani	Executive Officer General Manager of Compliance Division	—

Mr. Ryusuke Aya	Executive Officer General Manager of Risk Management Division	—

Mr. Junichi Shinbo	Executive Officer General Manager of Portfolio Management Division	—

Mr. Haruki Nakamura	Executive Officer General Manager of IT & Systems Planning Division	General Manager of IT, Systems & Planning

Mr. Koji Fujiwara	Executive Officer General Manager of Investor Relations Division	General Manager of Investor Relations

Mr. Ryousuke Joukou	Executive Officer General Manager of Executive Secretariat	—

Mr. Shusaku Tsuhara	Retired	Executive Officer General Manager of Executive Secretariat

【Executive Officer Appointees】

Name	Tatsufumi Sakai
Date of Birth	Aug. 27, 1959
Education	Mar. 1984	Graduated from Faculty of law, the University of Tokyo

Business Experience		Joined in Apr. 1984
Deputy General Manager of International Coordination Division of Mizuho Corporate Bank, Ltd.
Senior Corporate Officer of Strategic Planning Group
Executive Officer, Senior Corporate Officer of Strategic Planning Group (current)

Name	Mitsuo Ootani
Date of Birth	Jan. 19, 1961
Education	Mar. 1983	Graduated from Faculty of Economics, Hiroshima University
Business Experience		Joined in Apr. 1983
Senior Manager of Personal Banking Group of Mizuho Bank, Ltd.
General Manager of Ginzadori Branch
General Manager of Compliance Division (current)

Name	Ryusuke Aya
Date of Birth	May 20, 1960
Education	Mar. 1984	Graduated from Faculty of Economics, the University of Tokyo
Business Experience		Joined in Apr. 1984
Deputy General Manager of Risk Management Division of Mizuho Corporate Bank, Ltd.
Joint General Manager of Sydney Branch and Senior Manager of International Coordination Division (Mizuho Corporate Australia, Limited)
General Manager of Risk Management Division (current)

Name	Junichi Shinbo
Date of Birth	May 21, 1961
Education	Mar. 1984	Graduated from Faculty of Economics, Keio University

Business Experience		Joined in Apr. 1984
Deputy General Manager of Financial Planning of Mizuho Financial Group, Inc.
General Manager of Global Alternative Investment Division and General Manager of London Department of Mizuho Corporate Bank, Ltd.
General Manager of Asset Management Coordination Division and General Manager of Europe Department (current)

Name	Haruki Nakamura
Date of Birth	Nov. 28, 1961
Education	Mar. 1984	Graduated from School of Science and Engineering, Waseda University
Business Experience		Joined in Apr. 1984
Senior Manager of Consumer and Private Banking Planning Division (UC Card Co., Ltd.) of Mizuho Bank, Ltd.
Senior Manager of Personal Banking Division (Qubitous Co., Ltd.)
General Manager of IT, Systems & Planning of Mizuho Financial Group, Inc. (current)

Name	Koji Fujiwara
Date of Birth	June 29, 1961
Education	Mar. 1985	Graduated from School of Commerce, Waseda University

Business Experience		Joined in Apr. 1985
Deputy General Manager of Consumer and Private Banking Planning Division of Mizuho Bank, Ltd.
Senior Manager of Corporate Planning Division
Senior Manager of Corporate Planning Division and Senior Manager of Corporate Planning Division (Japanese Bankers Association)
Senior Manager of Investor Relations of Mizuho Financial Group, Inc.
General Manager of Investor Relations (current)

Name	Ryousuke Joukou
Date of Birth	Aug. 6, 1961
Education	Mar. 1985	Graduated from Faculty of Economics, Hitotsubashi University
Business Experience		Joined in Apr. 1985
Joint General Manager of Human Resources Department of Mizuho Trust & Banking Co., Ltd.
General Manager of Osaka Branch of Mizuho Bank, Ltd. (current)

【Mizuho Bank, Ltd. (MHBK)】

Name	New Position (effective as of April 1, 2012)	Current Position

Mr. Masatoshi Yano	Deputy President (Representative Director) in charge of Branch Network Planning Division	Deputy President (Representative Director) Branch Network Planning Division

Mr. Makio Tanehashi	Deputy President (Representative Director) Head of Branch Banking Group	Deputy President (Representative Director) Branch Banking Division, General Manager of Branch Banking Division

Mr. Kouji Kawakubo	Managing Executive Officer in charge of Branch Banking Group	Managing Executive Officer Branch Banking Division, Corporate Banking Group (joint)

Mr. Junichi Kato	Managing Executive Officer Joint Head of Markets Unit	Managing Executive Officer Trading and ALM Group

Mr. Yuichi Katayama	Managing Executive Officer deputy in charge of Branch Banking Group	—

Mr.Yasuhiko Imaizumi	Managing Executive Officer deputy in charge of Branch Banking Group	—

Mr. Harusato Nihei	Managing Executive Officer in charge of Branch Banking Group	Managing Executive Officer Branch Banking Division, Corporate Banking Group (joint)

Mr. Hirohisa Kashiwazaki	Managing Executive Officer in charge of Branch Banking Group	Managing Executive Officer Financial Control and Accounting Group, Customer Satisfaction Division

Mr. Shin Kuranaka	Managing Executive Officer Joint Head of Credit Group	Managing Director and Managing Executive Officer Risk Management Group, Compliance Group

Mr. Toshihiko Fukuzawa	Managing Executive Officer Joint Head of IT & Systems Group	Managing Executive Officer IT & Systems Group

Mr. Shirou Tomiyasu	Managing Executive Officer Head of Credit Group	Managing Executive Officer Credit Department

Mr. Nobuyuki Nitta	Managing Executive Officer in charge of Branch Banking Group	Managing Executive Officer Branch Banking Division, Compliance Group (joint)

Name	New Position (effective as of April 1, 2012)	Current Position

Mr. Kosuke Nakamura	Managing Executive Officer deputy in charge of Branch Banking Group	—

Mr. Tadashi Kanki	Managing Executive Officer deputy in charge of Branch Banking Group	—

Mr. Nobuyuki Fujii	Managing Executive Officer deputy in charge of Branch Banking Group	—

Mr. Shusaku Tsuhara	Managing Executive Officer in charge of Branch Banking Group	—

Mr. Akihiro Hashimoto	Managing Executive Officer in charge of Branch Banking Group	—

Mr. Osamu Harada	Managing Executive Officer deputy in charge of Branch Banking Group	Executive Officer General Manager of Corporate Strategy Division I

Mr. Tomoshige Jingu	Managing Executive Officer in charge of Branch Banking Group	—

Mr. Hirohisa Ishii	Executive Officer in charge of Markets Unit (Sales & Trading)	—

Mr. Yukihisa Matsumoto	Executive Officer in charge of Branch Banking Group (Personal Banking, Retail Banking)	Executive Officer Branch Banking Division

Mr. Kazunori Hashimoto	Executive Officer General Manager of Group Human Resources Division	Executive Officer General Manager of Human Resources Office

Mr. Katsuyuki Iuchi	Executive Officer General Manager of Nagoya-chuo Corporate Banking Department of Nagoya-chuo Branch	Executive Officer General Manager of Corporate Banking Planning Division

Name	New Position (effective as of April 1, 2012)	Current Position

Mr. Keiichiro Ogushi	Executive Officer General Manager of Corporate Banking Coordination Division (Large Corporations)	—

Mr. Tatsufumi Sakai	Executive Officer General Manager of Group Planning Division	—

Mr. Daisuke Yamada	Executive Officer General Manager of Industry Research Division	—

Mr. Mitsuo Ootani	Executive Officer General Manager of Compliance Division	General Manager of Compliance Division

Mr. Takashi Saito	Executive Officer General Manager of International Treasury Division	General Manager of International Treasury Division

Mr. Ryusuke Aya	Executive Officer General Manager of Risk Management Division	—

Mr. Yuusei Matsubara	Executive Officer General Manager of Financial Institutions & Public Sector Business Coordination Division	—

Mr. Junichi Shinbo	Executive Officer General Manager of Portfolio Management Division	—

Mr. Makoto Saito	Executive Officer General Manager of Branch Banking Division	General Manager of Toranomon Branch Division II

Mr. Toyonori Takashima	Executive Officer General Manager of Head Office Municipal Division I	General Manager of Head Office Municipal Division I

Mr. Haruki Nakamura	Executive Officer General Manager of IT & Systems Planning Division	—

Mr. Takahisa Shirota	Executive Officer General Manager of Kyobashi Branch Division II	General Manager of Executive Secretariat

Name	New Position (effective as of April 1, 2012)	Current Position

Mr. Masahiko Furutani	Retired	Managing Director and Managing Executive Officer Corporate Banking Group, Securities Division, Innovation Business Division

Mr. Katsuji Nagatsu	Retired	Managing Executive Officer Branch Banking Division, Corporate Banking Group (joint)

Mr. Naoto Suzuki	Retired	Managing Executive Officer Branch Banking Division

Mr. Yoshinori Yukimoto	Retired	Managing Executive Officer Credit Department

Mr. Yoshihide Akazawa	Retired	Managing Executive Officer Branch Banking Division, Lottery Division

Mr. Motohiro Kaneko	Retired	Managing Executive Officer Branch Banking Division

Mr. Yuuichi Tao	Retired	Managing Executive Officer Branch Banking Division

Mr. Ken Nakamura	Retired	Executive Officer General Manager of Kyobashi Branch Division II

Mr. Koichi Sunayama	Retired	Executive Officer General Manager of Legal Affairs Division

Mr. Kenichi Kaneko	Retired	Executive Officer General Manager of Ginza Branch Division II

Mr. Takashi Ito	Retired	Executive Officer General Manager of Nagoya-chuo Corporate Banking Department of Nagoya-chuo Branch

Mr. Shisou Kataoka	Retired	Executive Officer General Manager of Credit and Alternative Investment Division

Name	New Position (to become effective in late June 2012)	Current Position

Mr. Yoshinobu Shigeji	Corporate Auditor	—

Mr. Takeshi Mitsuma	Retired	Corporate Auditor (full-time)

The appointment of Mr. Yoshinobu Shigeji as corporate auditor is subject to approval at the regular general meeting of shareholders of MHBK to be held in late June 2012.

【Mizuho Corporate Bank, Ltd. (MHCB)】

Name	New Position (effective as of April 1, 2012)	Current Position

Mr. Junichi Kato	Managing Executive Officer Joint Head of Markets Unit	—

Mr. Togo Shimizu	Managing Executive Officer Joint Head of IT & Systems Group	Executive Officer General Manager of IT & Systems Planning Division

Mr. Takeshi Watanabe	Managing Executive Officer Head of Credit Group	Executive Officer General Manager of Credit Risk Management Division

Mr. Kiyoshi Miyake	Managing Executive Officer Head of East Asia	Executive Officer General Manager of Asia Financial Solution Division

Mr. Osamu Harada	Managing Executive Officer in charge of Corporate Banking	—

Mr. Hirohisa Ishii	Executive Officer in charge of Markets Unit (Sales & Trading)	Executive Officer Joint Head of Global Markets Unit (Sales & Trading)

Mr. Kazunori Hashimoto	Executive Officer General Manager of Group Human Resources Division	Executive Officer General Manager of Human Resources Office

Mr. Keiichiro Ogushi	Executive Officer General Manager of Corporate Banking Coordination Division (Large Corporations) and Joint General Manager of Corporate Banking Coordination Division	Executive Officer General Manager of Corporate Banking Coordination Division

Mr. Tatsufumi Sakai	Executive Officer General Manager of Group Planning Division	Executive Officer Senior Corporate Officer of Strategic Planning Group

Mr. Tetsuo Iimori	Executive Officer General Manager of Corporate Planning Division	—

Mr. Ryoichi Amino	Executive Officer General Manager for International Banking Unit, President of Mizuho Corporate Bank (China), Ltd.	General Manager for International Coordination Division, President of Mizuho Corporate Bank (China), Ltd.

Name	New Position (effective as of April 1, 2012)	Current Position

Mr. Kazuhiro Kawai	Executive Officer General Manager of Corporate Credit Division	General Manager of Corporate Credit Division

Mr. Mitsuo Ootani	Executive Officer General Manager of Compliance Division	—

Mr. Hideaki Kuraishi	Executive Officer General Manager of Europe Structured Finance Division	General Manager of Europe Structured Finance Division

Mr. Katsuyuki Mizuma	Executive Officer General Manager of Asia & Oceania Division	General Manager of Asia & Oceania Division

Mr. Ryusuke Aya	Executive Officer General Manager of Risk Management Division	General Manager of Risk Management Division

Mr. Masahiro Miwa	Executive Officer General Manager of Corporate Banking Division No. 9	General Manager of Corporate Banking Division No. 9

Mr. Yuusei Matsubara	Executive Officer General Manager of Financial Institutions & Public Sector Business Coordination Division	General Manager of Financial Institutions Banking Division No.1

Mr. Shinichiro Maruyama	Executive Officer	General Manager of Corporate Banking Division No. 14

Mr. Junichi Shinbo	Executive Officer General Manager of Portfolio Management Division	General Manager of Asset Management Coordination Division

Mr. Haruki Nakamura	Executive Officer General Manager of IT & Systems Planning Division	—

Mr. Tsutomu Tajima	Executive Officer	General Manager of Global Trade Finance Division

Mr. Yasuhisa Fujiki	Executive Officer General Manager of International Coordination Division	General Manager of Corporate Banking Division No. 15

Mr. Hikaru Shimomura	Executive Officer General Manager of Corporate Banking Division No. 2	General Manager of Corporate Banking Division No. 2

Name	New Position (effective as of April 1, 2012)	Current Position

Mr. Akihiro Nakanishi	Executive Officer General Manager of Corporate Banking Division No. 8	General Manager of Corporate Banking Division No. 8

Mr. Kazuya Kobayashi	Executive Officer General Manager of Corporate Banking Division No. 13	General Manager of Acquisition Finance Division

Mr.Shuichi Honda	Retired	Managing Director and Managing Executive Officer Chief Strategy Officer, Chief Risk Officer, Chief Operations Officer

Mr. Keizo Ohashi	Retired	Managing Executive Officer Head of East Asia

Mr. Shuichi Shimada	Retired	Managing Executive Officer Chief Compliance Officer, Chief Credit Officer

Mr. Takehito Miyaguchi	Retired	Executive Officer General Manager for International Banking Unit, Mizuho Corporate Bank (China), Ltd.

Mr. Hidefumi Kobayashi	Retired	Executive Officer General Manager of Portfolio Management Division

Mr. Akira Takeuchi	Retired	Executive Officer General Manager of Corporate Banking Division No. 1

Mr. Akihiro Hashimoto	Retired	Executive Officer General Manager of Americas Financial Products Division

Mr. Takayuki Yokota	Retired	Executive Officer General Manager of Investment Banking Coordination Division

Mr. Yasushi Yoshino	Retired	Executive Officer General Manager for International Banking Unit, General Manager of Corporate Banking Division No.1 of Mizuho Corporate Bank (China), Ltd.

Name	New Position (effective as of April 1, 2012)	Current Position

Mr. Tomoshige Jingu	Retired	Executive Officer General Manager of Nagoya Corporate Banking Division

Name	New Position (to become effective in late June 2012)	Current Position

Mr. Toshinari Iyoda	Corporate Auditor	—

Mr. Hidemi Hiroi	Retired	Corporate Auditor (full-time)

The appointment of Mr. Toshinari Iyoda as corporate auditor is subject to approval at the regular general meeting of shareholders of MHCB to be held in late June 2012.

【Mizuho Trust & Banking Co., Ltd. (MHTB)】

Name	New Position (effective as of April 1, 2012)	Current Position

Mr. Tadashi Ohi	Managing Director and Managing Executive Officer Head of Strategic Planning, Financial Control & Accounting Group, Head of Human Resources Group and in charge of Executive Secretariat	Managing Director and Managing Executive Officer

Mr. Akira Moriwaki	Managing Executive Officer Head of Custody & Structured Products Unit and in charge of Treasury Department	Managing Executive Officer

Mr. Kiyotaka Nakakita	Managing Executive Officer Head of Stock Transfer Agency Unit	Managing Executive Officer

Mr. Katsunobu Motohashi	Managing Executive Officer Head of Pension Business Unit and Head of Asset Management Unit	Managing Executive Officer

Mr. Yuichiro Takahashi	Managing Executive Officer in charge of Trust & Banking Business	Managing Executive Officer

Mr. Norio Miyashita	Managing Executive Officer in charge of Trust & Banking Business and Branch Administration Department	Managing Executive Officer

Mr. Shuuichi Takemoto	Managing Executive Officer Head of Private Wealth Management Business Group, Head of IT & Systems Group and Head of Operations Group	Managing Executive Officer

Mr. Shinya Tanaka	Managing Executive Officer Head of Real Estate Unit	Managing Executive Officer

Mr. Masato Monguchi	Managing Executive Officer Head of Risk Management Group, Head of Compliance Group and in charge of Credit Department	Executive Officer General Manager of Internal Audit Department

Name	New Position (effective as of April 1, 2012)	Current Position

Mr. Masao Yoshikawa	Managing Executive Officer in charge of Trust & Banking Business	Executive Officer General Manager of Asset Management Business Planning Department

Mr. Ken Hyuga	Managing Executive Officer in charge of Trust & Banking Business	Executive Officer General Manager of Osaka Branch

Mr. Makoto Okayama	Managing Executive Officer Head of Corporate Trust & Banking Group, in charge of Consulting Department and Frontier Trust Business R&D Department	Executive Officer General Manager of Trust Business Department III

Mr. Makio Muramoto	Executive Officer General Manager of Osaka Branch	Executive Officer General Manager of Corporate Trust Business Department

Mr. Tsuyoshi Hatsuzawa	Executive Officer General Manager of Trust Business Department II	General Manager of Trust Business Department II

Mr. Satoru Ochiai	Executive Officer General Manager of Trust Business Department IV	—

Mr. Yoshihisa Kasahara	Executive Officer General Manager of Trust Business Department I	General Manager of Trust Business Department I

Mr. Takashi Kamada	Executive Officer General Manager of Corporate Trust & Banking Department	General Manager of Human Resources Department

Mr. Yoshihito Bando	Executive Officer General Manager of Pension Business Planning Department	General Manager of Pension Business Planning Department

Mr. Yasuo Hirose	Retired	Managing Executive Officer

Mr. Nobuyuki Minato	Retired	Managing Executive Officer

Mr. Yoshijiro Adachi	Retired	Managing Executive Officer

Name	New Position (effective as of April 1, 2012)	Current Position

Mr. Yasuo Sakai	Retired	Managing Executive Officer

Mr. Takanori Nagura	Retired	Executive Officer

The areas of responsibility of “New Positions” with underline are the additional changes from those announced on January 20, 2012.

Name	New Position (effective as of April 2, 2012)	Current Position

Mr. Tooru Takeda	Corporate Auditor (full-time)	General Manager of Risk Management Department

Mr. Shigekazu Torikai	Retired	Director

The appointment of Mr. Tooru Takeda as corporate auditor is subject to approval at the general meeting of shareholders of MHTB to be held on April 2, 2012.

Name	New Position (to become effective in late June 2012)	Current Position

Mr. Tamio Kurosaki	Corporate Auditor	Meiji Yasuda Life Insurance Company Senior Managing Executive Officer

Mr. Yoshinori Yamada	Retired	Corporate Auditor (full-time)

The appointment of Mr. Tamio Kurosaki as corporate auditor is subject to approval at the regular general meeting of shareholders of MHTB to be held in late June 2012.

Mr. Kurosaki qualifies as an “outside corporate auditor” under the Company Law of Japan.

【Mizuho Securities Co., Ltd. (MHSC)】

Name	New Position (effective as of April 1, 2012)	Current Position

Mr. Hideo Abe	Deputy President Head of Investment Banking Division	Deputy President Head of Global Investment Banking, Head of Global Coverage, Head of Global Investment Banking Division, Head of investment Banking Group

Mr. Hidetake Nakamura	Deputy President In charge of Risk Management Group and Asia & China Business Promotion Dept.	Deputy President Co-Head of Global Coverage, Co-Head of Global Investment Banking Division, Head of Asia Division, in charge of Global Business Infrastructure Committee

Mr. Hajime Saito	Deputy President Head of Corporate Investment Services & Retail Business Division, Head of Wealth Management Group, Head of Corporate Business Group	Deputy President

Mr. Kenichi Minamitani	Deputy President In charge of Internal Audit Dept.	Managing Executive Officer Head of Compliance Division, in charge of Legal Dept. and Due Diligence Dept.

Mr. Yasuo Agemura	Managing Director and Managing Executive Officer Head of Global Markets, Head of Markets & Products Division, Co-Head of Research Division	Managing Director and Managing Executive Officer Head of Global Markets, Head of Global Markets & Products Division, Co-Head of Global Research Division

Mr. Shigeru Akiyoshi	Managing Director and Managing Executive Officer Co-Head of Corporate Investment Services & Retail Business Division, Head of Retail Business Group	Managing Executive Officer Branch Manager of Nagoya Branch

Name	New Position (effective as of April 1, 2012)	Current Position

Mr. Hiroto Koda	Managing Executive Officer In charge of Corporate Planning Dept., Business Planning & Promotion Dept., Strategic Research Dept. and Corporate Communications Dept.

Managing Executive Officer

In charge of

Global Corporate Planning Dept.,

Business Planning & Promotion Dept.,

Global Financial Management Office,

Strategic Research Dept.,

Overseas Office Administration Dept.,

Beijing Representative Office,

Shanghai Representative Office,

Mumbai Representative Office

and Corporate Communications Dept.

Mr. Tatsuya Yamada	Managing Executive Officer Head of Finance & Accounting Group, in charge of Information Security Management Dept.	Executive Officer Head of Finance & Accounting Group, deputy in charge of Global Financial Management Office

Mr. Masaya Usuha	Managing Executive Officer In charge of Business Process Management Division, Direct Promotion Group and Corporate Support Dept.	Managing Executive Officer In charge of Global Risk Management Group

Mr. Hidefumi Kobayashi	Managing Executive Officer Co-Head of Research Division, in charge of Overseas Office Administration Dept., Beijing Representative Office, Shanghai Representative Office, Mumbai Representative Office, Due Diligence Dept. and Investment Dept.	—

Mr. Yoshio Shimizu	Managing Executive Officer Head of Global Investment Banking, Head of IB Products Group, in charge of Business Development Dept. and IPO Dept.	Managing Executive Officer Joint Head of Global Investment Banking Division, in charge of Investment Banking Business Administration Dept.

Mr. Shuichi Shimada	Managing Executive Officer Co-Head of Investment Banking Group, Head of Public & Financial Institutions Group, in charge of Investment Banking Business Administration Dept.	—

Name	New Position (effective as of April 1, 2012)	Current Position

Mr. Masahiro Miyamoto	Managing Executive Officer Co-Head of Investment Banking Group, Attached to Corporate Investment Services & Retail Business Division	Managing Executive Officer Investment Banking Group

Mr. Koichi Kubo	Managing Executive Officer Attached to Investment Banking Group	Managing Executive Officer Investment Banking Group, Attached to Asia Division

Mr. Katsunori Nozawa	Managing Executive Officer Attached to Investment Banking Group	Managing Executive Officer Investment Banking Group, Attached to Asia Division

Mr. Shingo Ishizaki	Managing Executive Officer Attached to Investment Banking Group and Corporate Investment Services & Retail Business Division	Managing Executive Officer Head of Kansai & West Japan Investment Banking Group

Mr. Hiroshi Yuki	Managing Executive Officer Joint Head of Markets & Products Division, in charge of Solutions Business Group and Markets Business Administration Dept.	Managing Executive Officer Joint Head of Global Markets & Products Division, in charge of Solutions Business Group and Global Markets Business Administration Dept.

Mr. Kazumi Takemoto	Managing Executive Officer Attached to Corporate Investment Services & Retail Business Division, in charge of Retail Business Administration Dept. and Retail Business Supervising Dept.	Executive Officer Chief Regional Officer of Block V

Mr. Yukihiro Take	Managing Executive Officer Attached to Corporate Investment Services & Retail Business Division, Branch Manager of Osaka Branch

Managing Executive Officer

Joint Head of Corporate Investment Services

& Retail Business Division,

Joint Head of Retail Business Division,

in charge of Retail Business

Administration Dept.,

Head of Direct Promotion Group

Name	New Position (effective as of April 1, 2012)	Current Position

Mr. Takaaki Kato	Managing Executive Officer Chairman of Mizuho Securities Asia Limited	Managing Executive Officer Joint Head of Asia Division, Head of China Committee, Investment Banking Group, Chairman of Mizuho Securities Asia Limited

Mr. Kenji Fujii	Executive Officer Head of Risk Management Group	Executive Officer Head of Global Risk Management Group

Mr. Naomi Tsumura	Executive Officer Head of Compliance Division, in charge of Administration Dept., Executive Secretariat, Human Resources Dept. and Legal Dept.	Executive Officer In charge of Executive Secretariat and Human Resources Dept.

Mr. Sadamu Yoshida	Executive Officer Attached to Investment Banking Group	Executive Officer Investment Banking Group

Mr. Shinya Hanamura	Executive Officer Head of Advisory Group	Executive Officer Head of Global Advisory Group

Mr. Yasuto Hamanishi	Executive Officer Head of Capital Markets Group	Head of Global Capital Markets Group

Mr. Yoshihiro Kishishita	Executive Officer Attached to Corporate Investment Services & Retail Business Division	Branch Manager of Takamatsu Branch

Mr. Daigo Kawaguchi	Executive Officer Attached to Corporate Investment Services & Retail Business Division, Branch Manager of Nagoya Branch	Branch Manager of Hamamatsu Branch

Mr. Koji Kamino	Executive Officer Attached to Corporate Investment Services & Retail Business Division, Branch Manager of Fukuoka Branch	Executive Officer Chief Regional Officer of Block II

Mr. Kazuya Ishida	Executive Officer Joint Head of Corporate Business Group	Executive Officer Branch Manager of Kyoto Branch

Mr. Kazuya Yamasato	Executive Officer Joint Head of Corporate Business Group	Head of Corporate Business Administration Dept., Corporate Officer (attached to Corporate Investment Services & Retail Business Division)

Mr. Shuji Ueno	Executive Officer Branch Manager of Kyoto Branch	Branch Manager of Sendai Branch

Mr. Taiji Kumagai	Executive Officer Head of Direct Promotion Group	Executive Officer Head of Information Security Management Dept.

Name	New Position (effective as of April 1, 2012)	Current Position

Mr. Hideki Nagasaki	Retired	Deputy President In charge of Internal Audit Dept.

Mr. Shuichi Goto	Retired

Managing Director

and Managing Executive Officer

Head of Corporate Investment Services

& Retail Business Division,

Head of Retail Business Division,

in charge of Retail Business Supervising Dept. and Channel Business Development Group

Mr. Yasushi Higo	Retired	Managing Executive Officer In charge of Finance & Accounting Group, Group Affiliates Management Dept., General Affairs Dept. and Information Security Management Dept.

Mr. Hideki Harima	Retired	Managing Executive Officer Co-Head of Global Research Division, in charge of Investment Dept.

Mr. Futoshi Okada	Retired	Managing Executive Officer Investment Banking Group

Mr. Koji Muranaka	Retired	Managing Executive Officer Investment Banking Group

Mr. Yasuhiko Endo	Retired	Managing Executive Officer Investment Banking Group, in charge of Corporate Finance Promotion Group

Mr. Tetsuro Koizumi	Retired	Managing Executive Officer Head of Public & Financial Institutions Group

Mr. Shinichiro Kimura	Retired	Managing Executive Officer Branch Manager of Osaka Branch, in charge of Kansai Corporate Services Dept.

Mr. Mitsuo Hirakata	Retired	Managing Executive Officer Chairman of Mizuho Securities UK Holdings Ltd., Chairman of Mizuho International plc

Mr. Yoshiaki Nakase	Retired	Executive Officer In charge of Business Process Management Division and Corporate Support Dept., General Manager of Global Business Infrastructure Committee

Name	New Position (effective as of April 1, 2012)	Current Position

Mr. Takeshi Hashizume	Retired	Executive Officer Head of IB Products Group

Mr. Takayuki Kojima	Retired	Executive Officer Chief Regional Officer of Block I

Mr. Kazuyuki Fujiwara	Retired	Executive Officer Chief Regional Officer of Block III

Mr. Tetsuo Hayashi	Retired	Executive Officer Chief Regional Officer of Block IV

The appointment of Messrs. Kenichi Minamitani and Shigeru Akiyoshi as directors is subject to approval at the general meeting of shareholders of MHSC to be held on April 1, 2012.

Name	New Position (to become effective in late June 2012)	Current Position

Mr. Yasushi Higo	Corporate Auditor (full-time)	(Mentioned above)

Mr. Kiyokata Somekawa	Retired	Corporate Auditor (full-time)

The appointment of Yasushi Higo as corporate auditor is subject to approval at the regular general meeting of shareholders of MHSC to be held in late June 2012.